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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                                (Amendment No. 2)
                               -------------------

                             ML Media Partners, L.P.
                            (Name of Subject Company)
                               -------------------

                             ML Media Partners, L.P.
                      (Name of Person(s) Filing Statement)
                               -------------------

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)
                               -------------------

                                      NONE
                      (CUSIP Number of Class of Securities)
                               -------------------

                                 James V. Caruso
                            Executive Vice President
                            ML Media Management Inc.
                             World Financial Center
                            South Tower - 23rd Floor
                             New York, NY 10080-6123
                                 (212) 236-4368
         (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)
                               -------------------

                                   Copies to:


                              Susan D. Lewis, Esq.
                                Brown & Wood LLP
                             One World Trade Center
                             New York, NY 10048-0557
                                 (212) 839-5317

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


         This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission by ML Media Partners, L.P., a Delaware limited partnership (the "Partnership"), on February 9, 1999, as amended on March 4, 1999 (the "Schedule 14D-9"). The Schedule 14D-9, as amended by this Amendment No. 2, relates to the unsolicited tender offer made by Smithtown Bay, LLC, a Delaware limited liability company ("Smithtown" or the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 27, 1999, as amended (the "Schedule 14D-1"), to purchase for cash up to 4,000 units of limited partnership interest ("Units"), representing approximately 2.1% of the Units outstanding as of March 17, 1999. The purpose of this Amendment No. 2 is to amend Items 2, 4, 8 and 9 of the Partnership's Schedule 14D-9 as set forth below. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

         The following Items of the Schedule 14D-9 are hereby supplemented and/or amended as follows:

Item 2.     Tender Offer of the Bidder.

         Item 2 of the Schedule 14D-9 is hereby amended and restated to read as follows:

         This Statement relates to the unsolicited tender offer made by Smithtown Bay, LLC, a Delaware limited liability company (the "Purchaser"), and Global Capital Management, Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule 14D-1 dated January 27, 1999, as amended on February 25, 1999 and further amended on March 17, 1999 (the "Schedule 14D-1"), to purchase for cash up to 4,000 Units, representing approximately 2.1% of the Units outstanding as of March 17, 1999, at a purchase price of $1,100 per Unit (reduced by the $50 transfer fee (per transfer, not per Unit) and further reduced by the amount of any distributions with respect to Units paid or declared after January 1, 1999) and upon the terms and conditions set forth in the Offer to Purchase dated January 27, 1999, as amended (the "Offer to Purchase"), and the related Agreement of Transfer and Sale (the "Agreement of Transfer and Sale" and, together with the Offer to Purchase, the "Current Offer"). Neither the Purchaser nor any of its affiliates is affiliated with the Partnership or the General Partner, and the Current Offer was not solicited by the Partnership, the General Partner or any of their affiliates. The Schedule 14D-1 states that the principal executive offices of the Purchaser are located at 601 Carlson Parkway, Suite 200, Minnetonka, Minnesota 55305.

Item 4.  The Solicitation or Recommendation.

         Sub-item (b) of Item 4 of the Schedule 14D-9 is hereby amended and restated to read as follows:

         The Partnership reached the conclusion set forth in Item 4(a) after considering the following factors:

(i) General Partner Estimates Year End Net Asset Value of the Partnership as $1,400 per Unit, which is Significantly Higher than the Value Reflected in the Current Offer. The General Partner currently estimates that the net asset value of the Partnership, computed as of December 25, 1998, is $1,400 per Unit. Such estimated net asset value takes into consideration the recent strengthening of the market for cable systems generally, including the pending acquisition of Century Communications Corp. which has been announced recently and is described in paragraph (ii) below. In addition, the General Partner believes that there may be additional upside potential to the value it has assigned to the Puerto Rico cable systems. The calculation of the Partnership's net asset value reflects (i) the estimated value of the Partnership's Media Properties (including the Anaheim and Cleveland radio stations (at the sales prices at which they were subsequently sold in January 1999)), (ii) its cash holdings, and (iii) its other assets and liabilities as of year end 1998, as well as (iv) the Partnership's estimated fees and expenses to be incurred in connection with its remaining operations and the winding up of the Partnership. However, the net asset value calculation does not reflect any reduction for the distributions of $337 per Unit described in paragraph (iii) below or any potential costs, expenses or liabilities relating to the litigation described in Item 8(b) below. Accordingly, the Partnership has concluded that it would be better for a Limited Partner to hold its Units rather than to tender them pursuant to the Current Offer.

     However, there can be no assurance that changing market conditions or other factors will not have a negative impact on the value of the Partnership's cable systems in San Juan, Puerto Rico or its radio station combination in Bridgeport, Connecticut or its ability to sell either or both of such assets at any particular price or within any particular time frame. In addition, the actual proceeds received by the Partnership from the sales of its Media Properties could be lower than estimated.

     The actual value of Units to be ultimately realized by Limited Partners from the Partnership will also be dependent on the ability of the Partnership to sell its Media Properties, and the actual proceeds received for such Media Properties, as well as the actual costs and expenses (including with respect to litigation) incurred prior to the completion of the liquidation of the Partnership and the results of the litigation referred to in Item 8(b) below. Also, the pendency of the litigation may delay distributions to the Limited Partners.

     Therefore, Limited Partners who do not want to take the risks of changing market or other conditions or who want to liquidate their investment in the Partnership now and make other uses of the proceeds of their investment (rather than wait until the sales of the remaining Media Properties and the distributions of any distributable proceeds related to such sales or the distribution of the Partnership's remaining assets, the timing of all of which is uncertain) may want to tender all or a portion of their Units.

     The Partnership's estimates and assumptions have not been reviewed by an independent appraiser or financial advisor.

(ii) Sales of Remaining Media Properties. The Partnership's Puerto Rico cable systems are owned in a 50-50 joint venture with Century Communications Corp., a public company ("Century"). On March 5, 1999, Century announced its pending acquisition by Adelphia Communications Corporation. The General Partner continues to explore the various sale alternatives for its interest in the Puerto Rico cable systems and currently anticipates entering into an agreement to sell in 1999. However, a sale may not be consummated until as late as 2000 or 2001. In addition, there can be no assurance as to the price that the Partnership will ultimately realize from such sale. In addition, the Partnership is presently negotiating a sale of its Bridgeport, Connecticut radio combination, although there can be no assurance as to whether, when and on what terms such sale may be consummated. Limited Partners who tender their Units to the Purchaser will not receive any economic benefit from such sales, if and when consummated by the Partnership, to the extent that such benefit is not reflected in the Current Offer price.

(iii) Expected First Quarter 1999 Cash Distribution. Pursuant to the previously announced sales of the Partnership's radio stations in Anaheim, California and Cleveland, Ohio on January 4, 1999, and January 28, 1999, respectively, the Partnership on March 1, 1999, declared a distribution to Limited Partners in the amount of $337 per Unit that will be paid by the Partnership on or before March 31, 1999. A portion of the distribution, consisting of $305 per Unit relating to distributable proceeds from the sales of the Anaheim and Cleveland radio stations, will be made to Limited Partners who were recorded on the Partnership's books as owning their Units during January 1999. The balance of the distribution, consisting of $32 per Unit relating to certain amounts released from reserves created in connection with the prior sale of the Partnership's California cable system, will be made to Limited Partners of record on March 1, 1999. The
     Current Offer provides that the Purchaser will deduct the total distribution from the cash amount the Purchaser will pay to tendering Limited Partners. See paragraph (viii) below.

(iv) The Purchaser's Profit Motive. As set forth in the Current Offer, the Purchaser is making the Current Offer for investment purposes and with the intention of making a profit from its purchase and ownership of the Units. The Purchaser also stated that its intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. Please note that the Current Offer price, as provided by the Amendment, is $1,100 per Unit, reduced by the $50 transfer fee (per transfer, not per Unit) and further reduced by the amount of any distributions paid or declared with respect to the Units after January 1, 1999 (including the $337 per Unit distribution described in paragraph (iii) above).

(v) No Established Market Valuations by Third Parties. Limited partnership interests are generally illiquid and there is no established trading market for the Units to provide established market valuations for the Units against which to compare the purchase price in the Current Offer. Secondary market sales activity for the Units, including privately negotiated sales, has been limited and sporadic. Privately negotiated sales and sales through intermediaries (e.g., through the matching services for buyers and sellers of partnership interests) currently are the primary means available to a Limited Partner to liquidate an investment in the Units (other than tender offers to purchase, including the Current Offer) because the Units are not listed or traded on any exchange or quoted on any NASDAQ list or system. During the past twelve months, however, several Limited Partners of the Partnership who are not in any other way affiliated with the Partnership or the General Partner conducted unregistered unsolicited tender offers for Units in the Partnership at prices ranging from $360 per Unit to $600 per Unit, and registered unsolicited tender offers for Units in the Partnership at prices ranging from $750 to $950 per Unit (see below). In addition, private sales during the past twelve months generally have ranged from $125 per Unit to $1,067 per Unit. Sales prices in the informal secondary market have typically reflected a discount to the Partnership's estimates of net asset value at the time.

     Madison Liquidity Investors 104, LLC ("Madison"), a Delaware limited liability company unaffiliated with the Partnership and the General Partner, has disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the SEC on November 23, 1998, as amended, its unsolicited tender offer (the "Madison Offer") to purchase up to 9.9% of outstanding Units of the Partnership at a price of $750 per Unit (less transfer fees and less cash distributions, as described therein). The Partnership has stated its position as to the Madison Offer in a Recommendation Statement on Schedule 14D-9 dated November 30, 1998, as amended. Madison has announced that as of the close of business on February 9, 1999, 274 Units have been tendered and not withdrawn. In addition, the Purchaser filed with the SEC a Tender Offer Statement on Schedule 14D-1 dated November 27, 1998, as amended, in connection with the Purchaser's Prior Offer, pursuant to which it offered to purchase up to 4.8% of the then outstanding Units of the Partnership at a price of $950 per Unit (less transfer fees and less cash distributions, as described therein). The Purchaser's Prior Offer terminated on December 31, 1998, and the Purchaser has announced that it purchased 2,582 Units pursuant to such Prior Offer, representing approximately 1.4% of the issued and outstanding Units.

(vi) Limitations on Recognition of Transfers in any Tax Year. As provided by Section 7.1B(1) of the Partnership Agreement, the Partnership need not recognize any transfer that would cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes, which could be the result if the transfers of Units were deemed to cause the Partnership to be a "publicly traded partnership" for federal income tax purposes. As more fully described in Item 8(a) below, it has been and is the Partnership's practice in any tax year to limit the number of transfers recognized in any Partnership tax year to no more than 4.8% of outstanding Units in order to stay within a safe harbor from classification of the Partnership as a "publicly traded partnership", as provided in Internal Revenue Service Notice 88-75 (the "IRS Notice"). In tax year 1998, the Partnership recognized transfers of 4.8% of Units (a limit previously set by the General Partner in an effort not to inadvertently exceed the 5% limitation), and did not recognize any transfers in such tax year after August 1998. Similarly, in tax year 1997 the Partnership reached its limitation in June of that year and no further transfers were recognized in that tax year (other than excluded transfers under the IRS Notice). The Partnership's policy of limiting transfers to stay within the safe harbor limitations established by the IRS Notice may have the effect of limiting the number of Units that can be transferred pursuant to the Current Offer in any tax year of the Partnership. Thus, notwithstanding that the Purchaser currently seeks to acquire up to 2.1% of the outstanding Units, the actual number of Units tendered pursuant to the Current Offer that will be recognized for transfer by the Partnership in the 1999 tax year, after taking into account the number of other transfers recognized for such tax year (whether as a result of private sales, competing tender offers or the prior unsolicited tender offer made by the Purchaser in late 1998 (the latter of which transfers already have been recognized in the Partnership's 1999 tax year)) could be less than the number of Units sought. The Partnership recognizes transfers in the order of submission. The Purchaser has disclosed that it has amended the number of Units sought by the Current Offer (from 6,500 Units originally sought to 4,000 Units currently sought) to take into account the Partnership's transfer restrictions and has conditioned the Current Offer on not violating these restrictions. As of March 1, 1999, the most recent date on which the Partnership effected transfers, 4,626 Units (approximately 2.5% of outstanding Units) have been recognized for transfer in the Partnership's 1999 tax year. In addition, based on the terms of the Current Offer, the Purchaser has stated that it will not pay for tendered Units until it has confirmed that it will become a registered owner of such Units on the books and records of the Partnership.

(vii) Tendering Limited Partners Will Receive Schedule K-1s for 1999. The ability of a Limited Partner to transfer Units is subject to the terms and conditions set forth in the Partnership Agreement. As provided in Section 7.1C of the Partnership Agreement, transfers of Units are recognized by the Partnership as of the last day of the calendar month. Such transfers will be recognized after the close of business on the last day of the calendar month in which all conditions to transfer have been satisfied and will be effective for the period commencing on the first day of the following month. Limited Partners who tender their Units in connection with the Current Offer will receive Schedule K-1 tax forms for the Partnership's tax year ending December 31, 1999.

(viii) Continuing Tax Allocations by the Partnership. The Current Offer provides that a Limited Partner who tenders Units assigns to the Purchaser all profits, losses and distributions paid or declared by the Partnership after January 1, 1999, with respect to those Units; and any distributions received by the tendering Limited Partner from the Partnership will reduce the amount of the purchase price paid by the Purchaser to the tendering Limited Partner. However, pursuant to the Partnership Agreement, as described above, transfers of Units are only recognized by the Partnership on monthly transfer dates and subject to the terms and conditions of the Partnership Agreement. Thus, tendering Limited Partners will receive no additional economic benefit with respect to tendered Units from any distributions paid or declared after January 1, 1999, but a tendering
     Limited Partner will receive any tax allocations from the Partnership relating to such distributions, as reflected on a Schedule K-1 tax form, until a transfer of such Limited Partner's Units is actually recognized by the Partnership. Accordingly, with respect to the sales of the Anaheim and Cleveland stations, for example, the gain or loss from such sales will be reported on a Schedule K-1 tax form to Limited Partners (including tendering Limited Partners) from the Partnership, but tendering Limited Partners would not receive the economic benefit of the sale proceeds, except to the extent reflected in the value of the Current Offer price. See paragraphs (ii) and (iii) above.

(ix) Other Limitations to Recognition of Transfers. The Partnership Agreement, in Section 7.3, also contains other limitations applicable to the transfer of interests. Units may only be transferred to "Eligible Citizens", as defined in the Partnership Agreement. Furthermore, additional information must be provided to the Partnership by any transferee wishing to be recognized as the owner of 1% or more of the Partnership Units to address certain FCC regulatory concerns related to the ownership of the Partnership's Media Properties. As described in Item 3(b)(ii) above, the Partnership has previously been provided with confirmation as to these matters from the Purchaser. Transfers will be recorded on the books and records of the Partnership only upon the satisfactory completion and acceptance by the General Partner of transfer documents acceptable to the General Partner, in compliance with applicable laws and the terms of the Partnership Agreement.

(x) Limited Partners May Be Able to Sell Their Units at a Higher Price. The Partnership recommends that Limited Partners who seek current liquidity but do not wish to sell their Units pursuant to the Current Offer make their own inquiry as to alternative transactions that may be available, including among others, the limited informal secondary market for trading limited partnership interests, any proposed or pending tender offer by any other party and any other offer that may be announced prior to the expiration of the Current Offer. There can be no assurance, however, that a Limited Partner will be able to sell its Units or achieve a higher price in an alternative transaction.

         In making its recommendation with respect to the Current Offer, the Partnership has not taken into account the tax consequences of, or the tax consequences to, individual Limited Partners as a result of accepting or rejecting the Current Offer; those tax consequences could vary significantly for each Limited Partner based on such Limited Partner's unique tax situation or other circumstances. In addition, the Partnership has not engaged any financial advisor to evaluate the terms of the Current Offer or to determine whether the Current Offer is fair to Limited Partners.

         Each Limited Partner must make his, her, or its own decision whether to accept or reject the Current Offer. Limited Partners are urged to carefully review all the information contained in or incorporated by reference in the Current Offer, as well as the Partnership's publicly available annual, quarterly and other reports, and the Partnership's communications with Limited Partners. The Partnership urges Limited Partners to carefully consider all such information, as well as the information contained herein, and to consider their own personal situation and consult with their own tax, financial or other advisors in evaluating the terms of the Current Offer before deciding to tender Units.

         Limited Partners should carefully and completely review the terms of all information available, including the terms of any competing offers, prior to deciding to tender Units.

Item 8.  Additional Information to be Furnished.

         The third paragraph of sub-item (b) of Item 8 of the Schedule 14D-9 is hereby amended and restated to read as follows:

         With respect to ML&CO., Merrill Lynch, MLMM, and RPMM, plaintiffs claim that these defendants aided and abetted the General Partner in the alleged breach of the Partnership Agreement and in the alleged breach of the General Partner's fiduciary duties. Plaintiffs seek, among other things, an injunction barring defendants from paying themselves management fees or expenses not expressly authorized by the Partnership Agreement, an accounting, disgorgement of the alleged improperly paid fees and expenses, and compensatory and punitive damages. Defendants believe that they have good and meritorious defenses to the action, and vigorously deny any wrongdoing with respect to the alleged claims. Defendants moved to dismiss the complaint and each claim for relief therein. On March 3, 1999, the New York Supreme Court issued an order granting the defendants' motion and dismissing plaintiffs' complaint in its entirety, principally on the ground that the claims are derivative and plaintiffs lack standing to bring suit because they failed to make a pre-litigation demand on the General Partner. Plaintiffs' time to appeal has not yet expired.

Item 9.  Material to be filed As Exhibits.

         Item 9 of the Schedule 14D-9 is hereby amended by adding the following exhibit thereto:

         (a) (2) (iii) Letter from the Partnership to Limited Partners dated March 22, 1999.

                                   SIGNATURES



         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 2 is true, complete and correct.



                               ML MEDIA PARTNERS, L.P.


                               By Media Management Partners, its General Partner

                               By RP Media Management, general partner


                               By:   /s/ Elizabeth McNey Yates
                                   ============================================
                                     Name:  Elizabeth McNey Yates
                                     Title:    Executive Vice President

                               By ML Media Management Inc., general partner


                               By:   /s/ James V. Caruso
                                   ============================================
                                     Name:  James V. Caruso
                                     Title: Executive Vice President


Dated: March 22, 1999